Exhibit 21

Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation

Peoples Federal Savings Bank of DeKalb County	United States of America
Peoples Financial Services, Inc.	Indiana
PFDC Investments, Inc.	Nevada
Alpha Financial, Inc.	Michigan